Loeb & Loeb LLP

345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

November 15, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Pierce

Re:	Model Performance Mini Corp.
Amendment No. 2 to Registration Statement on Form F-4
Filed November 4, 2022
File No. 333-267125

Dear Ms. Pierce:

On behalf of our client, Model Performance Mini Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form F-4 filed on November 4, 2022 (the “Registration Statement”) contained in the Staff’s letter dated November 10, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form F-4/A filed November 4 2022

Parties to the Business Combination, page 21

1.	Please disclose the effective underwriting fee in the case of maximum redemptions, and ensure this is provided throughout your filing. We note the omission of this information on page 166.

Los Angeles     New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Response: The Company has revised the disclosure on pages 21, 165 and 167 of the Amendment in response to the Staff’s comment.

Experts, page 264

2.	We note on page 264 that you refer to the firm of Marcum Asia CPAs LLP for the audit of MultiMetaVerse Inc. in your disclosure of Experts. However, we note on page F-60 that the Report of MultiMetaVerse Inc.'s Independent Registered Public Accounting Firm states that the Beijing office of the audit firm of Marcum Bernstein & Pinchuk LLP conducted the audit. Please revise the disclosure on pages 264 and F-60 to be consistent.

Response: The report issued on May 16, 2022 appearing on page F-60 of the Amendment was issued by Marcum Bernstein & Pinchuk LLP which has changed its name to Marcum Asia CPAs LLP since September 7, 2022. The Company has revised the disclosure on page 264 of the Amendment to clarify that name change in response to the Staff’s comment.

3.	Please have Marcum Bernstein & Pinchuk LLP indicate in their consent the date it was issued.

Response: The Company has filed with the Amendment the dated consent of Marcum Asia CPAs LLP, showing the date the consent was issued in connection with the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Serena Shie